U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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           CUSIP NUMBER

             26745T101
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          SEC FILE NUMBER
            333-102629
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                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-QSB [ ] Form N-SAR
[ ] Form 10-KSB


                  For Period Ended: March 31, 2005

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                           Dyadic International, Inc.
                             Full Name of Registrant

                               CCP Worldwide, Inc.
                            Former Name if Applicable

                    140 Intracoastal Pointe Drive, Suite 404
            Address of Principal Executive Office (Street and Number)

                             Jupiter, Florida 33477
                           (City, State and Zip Code)

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2005 could not be filed within the prescribed time period because the Registrant required additional time to prepare the comparable quarterly financial information for the period ended March 31, 2004, as the Registrant's financial statements for that period had not previously been required to be filed with the Securities and Exchange Commission (the "Commission") and, therefore, such financial statements had not been previously prepared in accordance with the rules of the Commission and had not been previously filed with the Commission. Accordingly, the Registrant was unable to provide sufficient time for its independent registered public accounting firm to review this Quarterly Report on Form 10-QSB. The Registrant intends to file its Quarterly Report on Form 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Wayne Moor                (561)                    743-8333
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          (Name)                (Area Code)             (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Dyadic International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2005        By: ________________________________________________
                               Name: Mark A. Emalfarb
                               Title: President and Chief Executive Officer


                            Attachment to Part IV(3)

         Revenue for the quarter ended March 31, 2005 was $3.7 million, as compared to $4.0 million for the quarter ended March 31, 2004. Net loss for the quarter ended March 31, 2005 was $3.1 million, or $0.14 per share, fully diluted, as compared to $1.0 million net loss, or $0.10 per share, fully diluted, for the quarter ended March 31, 2004. Research and development expenses for the quarter ended March 31, 2005 were $1.7 million, as compared to $0.85 million for the quarter ended March 31, 2004. Selling, general and administrative expenses for the quarter ended March 31, 2005 were $1.9 million, as compared to $1.0 million for the quarter ended March 31, 2004.